UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6) *

PEERSTREAM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70555R102

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70555R102

1. Names of Reporting Persons. Clifford Lerner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 755,166 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 596,595
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 755,166 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 10.97% (3)
14. Type of Reporting Person (See Instructions) IN

(1) Includes (i) 158,571 unvested shares of restricted stock granted by the Issuer to the Reporting Person and (ii) a fully vested stock option representing the right to purchase 1,428 shares of the Issuer’s Common Stock. Pursuant to the terms of the Reporting Person’s restricted stock grants, the Reporting Person has the right to vote the unvested restricted stock but may only dispose of the stock after it vests.

(2) The percentage is calculated based on 6,883,722 shares of the Issuer’s Common Stock, including (i) 6,723,723 shares of Common Stock reported as outstanding as of May 4, 2018 on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the Commission on May 9, 2018, (ii) 158,571 shares of unvested restricted stock and (iii) 1,428 shares of Common Stock deemed to be beneficially owned by the Reporting Person for purposes of this filing.

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This Amendment No. 6 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Person with the Commission on March 4, 2011, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the Commission on December 19, 2011, Amendment No. 2 to Schedule 13D filed by the Reporting Person with the Commission on April 12, 2013, Amendment No. 3 to Schedule 13D filed by the Reporting Person with the Commission on March 7, 2016, Amendment No. 4 to Schedule 13D filed by the Reporting Person with the Commission on October 12, 2016 and Amendment No. 5 to Schedule 13D filed by the Reporting Person with the Commission on December 18, 2017 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to disclose a disposition of a total of 60,000 shares of Common Stock, or approximately 0.87% of the outstanding Common Stock, of the Issuer previously reported as being beneficially owned by the Reporting Person.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended to delete the first sentence thereof and replace it with the following sentence:

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of PeerStream, Inc., a Delaware corporation (the “Issuer”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

Memorandum of Understanding. On May 8, 2018, the Reporting Person entered into a confidential memorandum of understanding (the “MOU”) with the Issuer.

Pursuant to the terms of the MOU, the Reporting Person agreed to resign as an officer and employee of the Issuer as soon as practicable after May 8, 2018, and, simultaneously with such resignation, enter into a consulting agreement (the “Consulting Agreement”) on substantially the same terms as the 2016 Employment Agreement that will extend through October 2019. Under the terms of the Consulting Agreement, the Reporting Person will be entitled to a lump sum, up-front payment of $100,000. In connection with the Reporting Person’s resignation, the Issuer will simultaneously waive its right to enforce the non-competition provisions set forth in Section 4(b) and Section 7(a) of the 2016 Employment Agreement in total, and the Reporting Person will no longer be subject to the aforementioned non-competition provisions or any other non-competition provisions with the Issuer. Upon the Reporting Person’s resignation, the 2016 Employment Agreement will terminate and will have no further force or effect, and the Issuer will be under no obligation to make any further payments to the Reporting Person under the 2016 Employment Agreement.

Pursuant to the terms of the MOU, the Reporting Person’s unvested restricted shares will continue to vest as scheduled, and the Issuer will, in order to assist the Reporting Person in satisfying his tax withholding obligations with respect to such restricted shares that vest on the second anniversary of the Merger, withhold a number of restricted shares that would otherwise be acquired by the Reporting Person upon such vesting with a fair market value equal to the lesser of (i) the Reporting Person’s tax withholding obligation with respect to the vesting shares and (ii) $100,000, with the remaining amount of the tax withholding obligation, if any, payable by the Reporting Person. The Issuer is not obligated under the MOU to withhold any shares of restricted stock held by the Reporting Person that vest upon the third anniversary of the Merger or to assist the Reporting Person with his tax obligations incurred in connection with the vesting of such restricted stock at that time.

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The Consulting Agreement will contain non-solicitation, non-disparagement, confidentiality, indemnification and termination for “cause” provisions (including, without limitation, the definition of “Cause” and the accelerated vesting obligations in connection with termination events) on substantially the same terms as the 2016 Employment Agreement. The Consulting Agreement will include language subjecting the Reporting Person to trading and sales volume limitations in accordance with (i) Rule 144(e) under the Securities Act of 1933, as amended, regardless of whether such Rule 144 is otherwise legally applicable, and (ii) the Issuer’s written insider trading policy in effect as of May 8, 2018; provided that (a) the Rule 144(e) restriction and the Reporting Person’s obligations to comply with the Issuer’s insider trading policy shall terminate 13 months following the date of execution of the MOU, and (b) in no event shall the Reporting Person, during the term of the Consulting Agreement, conduct any sales of the Issuer’s Common Stock at a price less than $4 per share.

Pursuant to the terms of the MOU, the Reporting Person is restricted from selling shares of the Issuer’s Common Stock publicly until the earliest of: (i) the date that the Issuer’s shares of Common Stock are listed for trading, and begin trading, on The NASDAQ Stock Market LLC, (ii) the opening of trading on the third business day following the filing of the Issuer’s Quarterly Report on Form 10-Q for the period ending June 30, 2018, or (iii) August 17, 2018 (such period, the “Restricted Period”). Notwithstanding the foregoing, the Reporting Person is free to enter into a 10b5-1 plan during the Restricted Period, provided that no sales of the Issuer’s Common Stock may be consummated under such 10b5-1 plan until after the expiration of the Restricted Period.

Pursuant to the terms of the MOU, the Reporting Person will also enter into an amendment to the Registration Rights Agreement to provide that the Reporting Person may only exercise his demand registration rights in connection with a firm commitment underwritten offering. All other rights under the Registration Rights Agreement will remain in full effect. The MOU also contains a mutual waiver of all claims by the Reporting Person and the Issuer relating to or arising out of the Reporting Person’s status as a stockholder of the Issuer, the Reporting Person’s employment, the Reporting Person’s service as a director, or any terms of the 2016 Employment Agreement, up to and including May 8, 2018.

Stock Purchase Agreement. On May 8, 2018, in connection with the MOU, the Reporting Person and Mario Lattanzio, (the “Sellers”) and Brian L. Pessin and Sandra F. Pessin (the “Buyers”) entered into a stock purchase agreement (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, the Sellers agreed to sell an aggregate of 70,000 shares of Common Stock of the Issuer to the Buyers for an aggregate purchase price of $350,000, or $5.00 per share. Under the terms of the Purchase Agreement, 60,000 of the 70,000 total shares of Common Stock were sold by the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5(a) through 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)           The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

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(c)           Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
5/8/18	Reporting Person		60,000	$5.00	Privately negotiated

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

Memorandum of Understanding. The information reported under the caption “Memorandum of Understanding” in Item 4 of this filing is hereby incorporated by reference into this Item 6.

Stock Purchase Agreement. The information reported under the caption “Stock Purchase Agreement” in Item 4 of this filing is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on December 19, 2011 by the Reporting Person with the SEC).
99.2	Restricted Stock Cancellation and Release Agreement, dated as of March 3, 2016, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on March 7, 2016 by the Issuer with the SEC).
99.3	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).
99.4	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).
99.5	Agreement and Plan of Merger, dated as of September 13, 2016, by and among Snap Interactive, Inc., SAVM Acquisition Corporation, A.V.M. Software, Inc., and Jason Katz, as the representative of A.V.M. Software, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on September 14, 2016 by the Issuer with the SEC).
99.6	Employment Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.7	Registration Rights Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.8	First Amendment to Restricted Stock Award Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.9	First Amendment to Restricted Stock Award Agreement, dated October 7, 2016, by and between Issuer and the Reporting Person (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.10	Confidential Memorandum of Understanding, dated May 8, 2018, by and between the Issuer and the Reporting Person.
99.11	Stock Purchase Agreement, dated May 8, 2018, by and among the Reporting Person, Mario Lattanzio, Brian L. Pessin and Sandra F. Pessin.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2018

CLIFFORD LERNER

/s/ Clifford Lerner

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